 CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “*”.

May 26, 2015

Via EDGAR

U.S. Securities and Exchange Commission
Brian Cascio, Chief
Accounting Branch
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Colfax Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 17, 2015 File No. 001-34045

Dear Mr. Cascio:

On behalf of Colfax Corporation (“the Company” or “we,” “us,” or “our”), this letter is in response to the staff’s comments, dated April 30, 2015, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014. The responses to the staff’s comments are numbered to correspond to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Risk Factors, page 9

1.
You disclose that foreign subsidiaries have conducted business in countries subject to U.S. sanctions, that Syria and certain other countries are identified by the U.S. State Department as state sponsors of terrorism, and that foreign subsidiaries previously made a small number of sales to Cuba from 2003 through 2007. However, it is not clear from your disclosure whether you or your subsidiaries currently conduct business with Syria, Sudan and Cuba, which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with

Syria, Sudan and Cuba since your May 4, 2012 letter to us, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. We note, for instance, that a 2012 news article reports that Soldex, which you acquired in 2012, has a presence in Sudan; Allweiler-Farid Pup Co.’s website supply and installation list includes several companies in Syria; a third party business directory website listing for Allweiler Farid Pumps Co.’s Cairo office states that Allweiler exports pumps to Syria and Sudan; and a 2014 company profile reports that Siemens AG is a customer, and Siemens’ 2013 Form 20-F discloses that it does business with Syria, Sudan and Cuba. You should describe any products or services you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

The Company has very limited contacts with Sudan and Syria through sales by the Company’s independently operated non-U.S. subsidiaries to customers located in those countries. There were no sales to Cuba during the period of review.1 The Company believes that these non-U.S. activities are either not subject to or are in compliance with U.S. laws and regulations. Further, the non-U.S. subsidiaries do not maintain offices, assets, or employees in the Sanctioned Countries.

As described in more detail below, we do not believe that our non-U.S. subsidiaries’ activities in the Sanctioned Countries, either individually or in the aggregate, are material to our overall financial performance or constitute a material risk to our investors. In reaching this conclusion, the Company has considered quantitative factors, including the fact that sales to the Sanctioned Countries represented *. We have also considered qualitative factors that, as discussed below, include compliance with U.S. laws and regulations, and the nature and extent of non-U.S. subsidiary contacts.

Compliance Program

The Company maintains a comprehensive trade compliance program designed to ensure that the Company and its subsidiaries comply with applicable trade laws and regulations, including U.S. sanctions programs. Pursuant to this program, sales to Cuba, Sudan, and Syria are prohibited from all U.S. companies. Non-U.S. subsidiaries are prohibited from dealing with Cuba. Any sales to Sudan and Syria must be vetted by foreign subsidiaries through the facility’s export control and sanctions compliance program to ensure compliance with U.S. and other applicable sanctions and trade laws. This program, among other controls, prohibits U.S.-origin content from being sold to U.S.-sanctioned destinations, prohibits U.S. person involvement in any transaction with a sanctioned country, and is designed to prevent impermissible transactions with a prohibited or denied party under the applicable regulations. These procedures are

1    Cuba, Syria, and Sudan will hereinafter collectively be referred to as the “Sanctioned Countries.”

implemented through a variety of compliance tools, including widely disseminated policies, ERP system screening and compliance holds, Monitored Country Review procedures, and extensive employee training and awareness. Program compliance is incorporated into the Company’s Code of Business Conduct and Ethics. This program is deemed by the Company to meet and exceed industry compliance standards.

Policies

The Company prohibits all sales to sanctioned countries from any U.S. operation. The Company also prohibits its U.S. businesses, U.S. personnel, and any employees of non-U.S. subsidiaries who are U.S. persons from participating in, approving, or otherwise facilitating any aspect of the business activities in any U.S.-sanctioned country.

Soldex

Your letter identifies a news article reporting that Soldex has a presence in Sudan. On October 31, 2012, the Company acquired an approximately 91 percent interest in Soldex S.A., a company headquartered in Peru with plants in Lima and Bogota, Colombia, and on August 5, 2013, the Company completed a tender offer for shares of Soldex that increased its ownership to approximately 99 percent. Soldex continues to operate as an independent non-U.S. subsidiary of the Company.

Consistent with the applicable national laws and regulations governing Soldex’s activities prior to acquisition by the Company, Soldex lawfully engaged in limited sales to Sudan between 2008 and 2010. Soldex has not had sales nor maintained contacts in Sudan since 2010. Since its acquisition by the Company, Soldex has been integrated into the Company’s trade compliance program. As described above, this program is designed to ensure compliance with all U.S. trade regulations, including U.S. sanctions on Syria, Sudan, and Cuba.

Allweiler-Farid Pump Co.

Your letter identified two website references to Allweiler-Farid Pump Co. providing service and sales Syria and Sudan:

Allweiler-Farid Pup Co.’s website supply and installation list includes several companies in Syria; a third party business directory website listing for Allweiler Farid Pumps Co.’s Cairo office states that Allweiler exports pumps to Syria and Sudan.

Allweiler-Farid Pump Co. (“Allweiler-Farid”) is the result of *.

U.S. law does not prohibit foreign companies from doing business with or in Syria or Sudan. As described above, the Company maintains a robust compliance program to ensure that U.S.-origin goods are not sold to U.S.-sanctioned destinations, U.S. persons are not involved in any transaction with a sanctioned country, and transactions with a prohibited or denied party under the applicable regulations are prevented. Consistent with that program and to the Company’s knowledge, no sales by the Company’s non-U.S. subsidiaries to or through

Allweiler-Farid were shipped or reexported to end users in Sudan or Syria during the period of review.

Siemens AG

Your letter notes that:

Siemens AG is a customer, and Siemens’ 2013 Form 20-F discloses that it does business with Syria, Sudan and Cuba.

Siemens is a large, sophisticated, publicly traded multi-national firm unrelated to the Company. The Company’s compliance program includes vigorous screening tools, including end use and end user reviews when appropriate, compliance reviews and holds, and other procedures to prohibit the sale or transfer of U.S.-origin goods or goods with more than a de minimis amount of U.S.-origin content to sanctioned countries. These systems are deployed with respect to sales to Siemens, as with all of the Company’s customers. The Company has no knowledge that its products sold to Siemens have been subsequently associated with Siemens’ business in the Sanctioned Countries or otherwise transferred in violation of applicable laws and regulations.

Colfax Corporation: U.S. Businesses2

No U.S. subsidiary of the Company has engaged in direct or indirect transactions with the Sanctioned Countries in the past three fiscal years and first quarter of 2015 pursuant to the Company’s trade compliance program. The Company’s U.S. businesses have no other past, current, or anticipated contacts with the Sanctioned Countries.

Colfax Corporation: Non-U.S. Businesses

There were no sales by the Company’s Colfax Fluid Handling or Howden3 independent non-U.S. businesses to Cuba, Syria, or Sudan based on a review of sales data. *.

There are no outstanding or anticipated contacts between the Colfax Fluid Handling division, Howden, or ESAB and the Sanctioned Countries. *.

Therefore, across the past three fiscal years and first quarter of 2015, sales by the Company’s non-U.S. businesses to the Sanctioned Countries comprised *. This is due to focused implementation and integration of the Company’s compliance policies and programs at non-U.S. subsidiaries acquired during the period of review.

2   Sales information *.
3   On January 13, 2012, the Company acquired Charter International, plc, a Jersey Corporation with headquarters in Ireland that held the ESAB and Howden businesses.

The Company’s non-U.S. subsidiaries do not, to the best of their knowledge, have any ongoing agreements or contacts with the governments of any of the Sanctioned Countries or entities controlled by them.

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

The Company believes that its contacts with the Sanctioned Countries, both individually and in the aggregate, are not material to the Company’s overall financial performance and do not constitute a material risk to the Company’s reputation or to the Company’s security holders.  This determination is based on quantitative and qualitative considerations. Based on a review of the Company’s sales data described above, including direct and indirect sales to Syria, Sudan, and Cuba, the Company believes that its limited past contacts with the Sanctioned Countries are not quantitatively material. Further, neither the Company nor any of its subsidiaries maintain offices, assets, or employees in the Sanctioned Countries.

The Company also believes that contacts by its non-U.S. subsidiaries with the Sanctioned Countries do not present a qualitative material risk to the Company, our reputation, or to our investors based on our analysis of  relevant considerations. The Company’s compliance program, as described above, requires full adherence to U.S. sanctions laws and regulations. The extremely limited nature and extent of the Company’s contacts with the Sanctioned Countries over the period of review, in addition to the fact that Company sales to the Sanctioned Countries has declined significantly – to virtually no contact at all – since our May 4, 2012 letter, should further dictate the qualitative immateriality of the contacts. Therefore, we do not believe it is likely that the Company will become subject to negative investor sentiment as evidenced by actions directed toward companies that have operations associated with the Sanctioned Countries.

3.
Please tell us whether your contacts with Syria, Sudan, and/or Cuba involved products with military applications or dual uses, or products otherwise included on the Commerce Control List maintained by the Commerce Department.

Response:

Virtually all of the Company’s products are “dual use” in nature – with some, but not all, products being controlled for export under the Commerce Control List – because they could theoretically be used for commercial or military purposes. Information reviewed in preparing this response indicates that none of the products sold by the Company’s non-U.S. subsidiaries in the Sanctioned Countries were designed or engineered for military use, nor were they licensable under the applicable dual-use export regulations. To the Company’s knowledge, none of the Company’s products sold to customers in the Sanctioned Countries are used in military or military-related applications. Based on the sales data cited above, the Sanctioned Country contacts over the period of review were in compliance with all applicable export laws and regulations. Further, non-U.S.-origin products that do not contain over de minimis amounts of U.S.-origin content that are sold in the Sanctioned Countries by the Company’s non-U.S. subsidiaries are not subject to U.S. Office of Foreign Assets Control sanctions provisions or to the U.S. Department of Commerce’s Export Administration Regulations.

In accordance with regular monitoring of its compliance program, the Company will continue to evaluate and monitor its U.S. and non-U.S. subsidiaries’ sales to ensure adherence to all applicable trade regulations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 36

4.
We see from Schedule II on page 101 that cost and expenses charged to inventory were approximately $8.7 million, $21.6 million and $3.3 million in 2014, 2013 and 2012, respectively. Please explain to us the underlying reasons for the significant changes in estimates of the valuation of your inventory each period. Please also explain how you considered physical deterioration, obsolescence, changes in price levels, or other causes in determining the expenses recorded each period. In addition, tell us why you do not include the valuation of inventory as a critical accounting estimate. Refer to FASB ASC 330-10-35.

Response:

The variations in the charges to the excess and obsolete inventory reserve were primarily the result of the Charter acquisition. Colfax completed the Charter acquisition in 2012 which transformed the company from a fluid-handling business into a multi-platform enterprise with a strong global footprint. As a result, Colfax revenues grew from $693 million in 2011 to $3,914 million in 2012.

The Charter acquisition included $450 million of acquired inventory far exceeding the prior year end inventory balance of $56 million. In accordance with ASC 805 the acquired inventories were recorded at fair value and therefore reflected no allowance for excess and obsolete inventory as of the acquisition date. As the acquired inventory was sold or otherwise disposed it was replaced with newly produced inventory. As the newly produced inventory aged, deteriorated, or became technically obsolete, an allowance for excess and obsolete inventory was established in accordance with the policies as described below resulting in a significant increase in the charges in 2013. The charges declined in 2014 with a corresponding reduction in inventory of $57.8 million, excluding acquisitions, as shown in the statement of cash flow and did not include any significant individual items that were deemed to be excess or obsolete. Each of our operating units reviews inventory for obsolescence, overstock, slow movement and valuation declines on a periodic basis, at a minimum quarterly. Input is provided by the sales, purchasing, manufacturing engineering and finance departments in performing the evaluation. The cost of inventory includes the purchased cost of materials and components, as well as fixed and variable manufacturing overhead costs. Costs, which are predominantly first-in, first-out, are generally revalued on a quarterly basis based on actual manufacturing costs incurred. When the utility of items in inventory is impaired by damage, deterioration, obsolescence, declines in sales prices, and so forth, the items are valued at market, which is equal to the purchase replacement cost or estimated realizable value, whichever is lower. Estimated realizable value is calculated as the selling or contract price less reasonable completion costs, or the net salvage value for inventory items identified as obsolete. The local purchasing department assists in determining replacement market value on raw materials and other inventory items.

When preparing our critical accounting policies, we considered whether valuation of inventory policies are material based on the levels of subjectivity and judgement necessary to account for highly uncertain matters or the susceptibility of those matters to change. We further considered whether the impact of the estimates and assumptions on financial condition or operating performance is material. Based upon the evaluation, we determined that the valuation of inventory policies is not a critical accounting policy. Further, after considering the inventory account in total, provisions for estimated obsolescence and diminutions in value do not materially impact the Company’s financial condition and operating performance.

Revenue Recognition, page 39

5.
We note from Schedule II on page 101 that cost and expenses charged to allowance for doubtful accounts were approximately $3 million, $12.7 million and $13.9 million in 2014, 2013 and 2012, respectively. Please explain to us the factor(s) that resulted in the reduction of charges in 2014 compared to prior periods such as changes in the category of outstanding receivables, the composition of the aging or changes in your accounting policy or methodology with respect to the allowance. In future filings please clearly describe any significant factor(s) that influenced management’s judgment with respect to the estimate of allowance for doubtful accounts and include a discussion of the impact within Results of Operations.

Response:

The variations in the charges to the allowance for doubtful accounts were primarily the result of the Charter acquisition. Colfax completed the Charter acquisition in 2012 which transformed the company from a fluid-handling business into a multi-platform enterprise with a strong global footprint. As a result, Colfax revenues grew from $693 million in 2011 to $3,914 million in 2012.

The Charter acquisition included $684 million of acquired trade receivables far exceeding the prior year end trade receivables balance of $117 million. In accordance with ASC 805 the acquired receivables were recorded at fair value and therefore reflected no allowance for doubtful accounts as of the acquisition date. As the acquired receivables were collected or written off they were replaced with new receivables. As the new receivables aged, an allowance for doubtful accounts was established in accordance with the Company’s policies resulting in a significant increase in the charges in 2012 and 2013. The charges declined in 2014 as the trade receivables balance at the end of 2014 was relatively flat, excluding acquisitions, compared to 2013 with no significant changes in the aging of accounts.

There have been no significant changes in the category of outstanding receivables, the composition of the aging or changes in our accounting policy or methodology with respect to the allowance. In future filings we will clearly describe any significant factor(s) that influenced management’s judgment with respect to the estimate of allowance for doubtful accounts, to the extent there are any, and we will also include a discussion of the impact within Results of Operations to the extent there is a significant impact during the periods presented.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Warranty Costs, page 52

6.
We see from page 52 that liability estimates related to pre-existing warranties were reduced by approximately $10 million in 2014. Please tell us the nature of the change in estimate that resulted in the decrease in pre-existing warranty liability. Explain the rationale behind your accounting for the reduction of pre-existing warranties, citing applicable U.S. GAAP to support your conclusion. Refer to FASB ASC 460.

Response:

According to ASC 450-20-25-2 an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following are met: (a) information available before the financial statements are issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (b) the amount of loss can be reasonably estimated.

Our policy is to record all costs associated with the sale of a product, over the entire life of that product, at the time of the sale. As a result, warranty expenses are recorded as a component of Cost of sales when the sale occurs. Since the precise amount of future warranty costs is not determinable at the time of sale due to the uncertainty surrounding claims that may be made under warranties, warranty expenses are estimated based on historical experience. Specific claims that are significantly higher than historical averages are accrued for on a supplemental basis in the month when they become known. On a quarterly basis, the warranty accrual is evaluated at each of our operating units to ensure that its balance is at least equal to the result of applying the historical warranty rate to the sales over the warranty period. Adjustments to the warranty accrual are segregated for disclosure purposes between accrued warranty expense (for sales made in the current period) and changes in estimates related to pre-existing warranties (for adjustments to the warranty accrual associated with sales made in previous periods).

Pursuant to ASC 250-10-45-17, a change in accounting estimate shall be made in the period of change if the change only impacts the current period or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in the financial statements of prior periods or by reporting pro forma amounts for prior periods. During the year ended December 31, 2014, the $10.0 million reduction for changes in estimates related to pre-existing warranties resulted primarily from $6.6 million of specific accruals which were not expended at the expiration of the warranty period. In addition, a $3.1 million adjustment resulted from historical cost experience at specific operating units being lower than the original estimated costs, and these trends were both verifiable and reasonably estimable.

Note 4. Acquisitions, page 55

7.
We note from page 57 that you completed four acquisitions during three months ended December 31, 2013. We see from footnote (1) on page 53 and Note 9 on page 64 that you retrospectively adjusted provisional amounts with respect to those acquisitions during the year ended December 31, 2014. Please explain to us when you became aware of the additional information that resulted in the adjustments. Further in this regard, please explain to us the factors you considered when you concluded that retrospective adjustments were appropriate. Refer to FASB ASC 805-10-25-18.

Response:

During the three months ended December 31, 2013, we completed four acquisitions. FASB ASC 805-10-25-18 requires consideration of all pertinent factors in determining whether information obtained after the acquisition date should result in an adjustment to the provisional amounts recognized or whether that information results from events that occurred after the acquisition date. During the year ended December 31, 2014, the Company retrospectively adjusted provisional amounts with respect to these acquisitions that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. These retrospective adjustments were appropriate as they resulted from (1) the completion of valuations and studies that had yet to be completed when the provisional amounts were included in the 2013 Form 10-K, and (2) facts and circumstances that became apparent after the acquisition date related to facts and circumstances that existed at the date of acquisition.

On page 57 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 we stated that with respect to these acquisitions the amounts included in the opening balance sheets were based upon certain valuations and studies that had yet to be finalized, and accordingly, the assets acquired and liabilities assumed, were subject to adjustment once the detailed analyses were completed. During the year ended December 31, 2014, detailed analyses regarding the acquired entities’ application of percentage of completion accounting for revenue recognition and tax valuations and unrecognized income tax benefits were completed. In addition, facts and circumstances not known in 2013 became apparent which included costs related to projects that were completed and shipped prior to the acquisition date, fixed assets and inventory with little to no salvage value that were no longer used in production prior to the acquisition date, receivables that were not reflected at fair value at the acquisition date and warranty claims on projects that were produced and shipped prior to the acquisition date. We became aware of this information throughout the year ended December 31, 2014 and recorded the adjustments once the amounts were determinable and it was concluded that the adjustments were not from events that occurred after the acquisition date. These adjustments were recorded during the second quarter ended June 27, 2014, as reported on page 9 of our Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2014 which was filed with the SEC on July 25, 2014, and the remainder were recorded during the fourth quarter and included in the disclosure on pages 53 and 64 of our Form 10-K.

Note 6. Income Taxes, page 60

8.
We note that you recorded a significant decrease in the valuation allowance at December 31, 2014, resulting from a reassessment stemming from the impact of the Victor acquisition on expected future income. We see that the reduction in the valuation allowance contributed a $156 million decrease in the provision for income taxes for 2014. Please provide an analysis by specific jurisdiction/geography of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred tax assets. Refer to ASC 740-10-30-16 through 25.

Response:

The valuation allowance reduction relates entirely to the United States, as stated on page 61. The negative evidence which gave rise to the valuation allowance was the lack of historical income in the U.S. While there were expectations of future U.S. earnings prior to the Victor acquisition and we earned U.S. pre-tax earnings of approximately $19 million in 2013, excluding debt extinguishment charges, the weight of the objectively verifiable evidence caused us to conclude the valuation allowance was needed.

The Victor acquisition represented a significant change in circumstances requiring special attention (ASC 740-10-30-17). Pursuant to ASC 740-10-30-18 and ASC 805-740-30-3, we evaluated all sources of taxable income available to support the realizability of U.S. deferred tax assets. As such, we analyzed historical earnings of Victor Technologies excluding interest costs (as Victor debt was not retained) and Colfax (excluding acquisition and debt extinguishment costs) and determined that on a pro forma basis there was a strong history of recurring U.S. pre-tax earnings. Based on our analysis, we determined that future taxable income including reversals of taxable temporary differences and forecast of future income exclusive of reversing temporary differences were sufficient to conclude that all U.S. NOLs could be utilized by 2017. We consider this sufficient objective positive evidence to reduce the U.S. valuation allowance in the period of change in judgement regarding its realizability in accordance with ASC 740-10-45-20 and ASC 740-270-25-7.

***

The Company hereby acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ C. Scott Brannan

C. Scott Brannan